SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

Commission File Number : 1-14118

PRESS RELEASE #20/04

NATIONAL LABOR RELATIONS BOARD DISMISSES CHARGES
AGAINST QUEBECOR WORLD

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

July 27, 2004                                                                                                                                   20/04

For immediate release                                                                                                                Page 1 of 2

NATIONAL LABOR RELATIONS BOARD DISMISSES CHARGES
AGAINST QUEBECOR WORLD

Montréal, Canada - The U.S. National Labor Relations Board has dismissed or indicated it will dismiss 33 allegations of unfair labor practices that have been brought against Quebecor World by the Graphic Communications International Union in its corporate campaign against Quebecor World.

The union has also agreed to withdraw three other allegations it made against the Company. The sole goal of this corporate campaign, as publicly stated by union officials, is to increase membership.

The filing of unfair labor practices charges against the Company is a tactic the union is using in its corporate campaign to harass and intimidate the Company, its customers and its employees. The union is attempting to force the Company to give up its rights under the law in instances of union organizing attempts and require the Company to take away its U.S. employees' legal and democratic right to vote on the issue of unionization by secret ballot. Quebecor World will not be forced into giving up its legal rights nor its employees' right to a secret ballot election to select union representation.

In all of the recent allegations made by the union against Quebecor World the NLRB has so far indicated the Company is in technical violation in two minor instances. In deference to the Board the Company has voluntarily changed its policies to ensure that it is in complete compliance. In resolving these matters the Company did not admit to any violation of the law nor was there any formal finding to that effect.

Quebecor World has solid relationships with the union members of its workforce and is one of the most highly unionized companies in the printing industry. Approximately one-third of our U.S. employees or more than 7,000 are union members. This compares to approximately 12% of public and private sector unionized employees in the U.S. Quebecor World has always and will continue to abide by and respect the labor laws in all the jurisdictions in which it operates.

For immediate release                                                                                                                Page 2 of 2

While other charges are still being investigated, Quebecor World is fully cooperating with the NLRB and expects to demonstrate it fully complies with the requirements of the law.

Quebecor World Inc. (NYSE; TSX: IQW) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include Magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. Quebecor World Inc. has approximately 37,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: http://www.quebecorworld.com

For further Information contact:
Jeremy Roberts Vice-President, Corporate Finance and Treasurer Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Raynald Lecavalier

Name:   Raynald Lecavalier
Title:     Vice President, Corporate General Counsel and Secretary

Date: July 28, 2004